Part II, Item 7(b):

By virtue of their use of LX, Barclays considers all Subscribers to have consented to the disclosure of its confidential trading information as described in Part II, Items 6(a) and 7(a) above and in the following ways. Clients have the ability to opt out of certain of the disclosures described below. MARKETING. Barclays publishes aggregated and anonymized monthly statistics related to LX on its website. Barclays also may include in its marketing materials or its client presentations aggregated and anonymized analysis related to various order and execution metrics derived from orders and executions in LX. Subscribers do not have the ability to opt out of their information being included in the monthly statistics related to LX on Barclays' website. Subscribers can, however, opt out of their information being provided in client presentations and analysis for other clients by contacting their Equities Sales Representative, or by emailing LXService@barclays.com to request such an update. ADVERTISEMENTS. Barclays publishes aggregated executed trading volume on a per symbol basis, including executions which took place in LX. This advertising is done on a delay after the transaction has been printed to the consolidated tape report, with no side information displayed. Subscribers can opt out of their execution details being included in such advertisements. ALGORITHM, ORDER ROUTER AND HIGH TOUCH TRADING INFORMATION. Barclays personnel may have access to, and use information, including but not limited to client orders (i.e., orders executed in full or part, called or expired), trade and other data and analytics (collectively, "Data") that is generated through the utilization of Barclays algorithms, order router or by accessing the services offered by Barclays high touch trading and sales personnel. Barclays may use Data for market color reports, analytical tools, trade idea generators, risk management strategies, liquidity provisions and other Barclays products and services. The nature of any Data provided to one client may differ from that provided to others in terms of quantity, scope, methodology or otherwise and may be changed from time to time without notice. Barclays limits access to counterparty specific Data that is not anonymous to those personnel who have a need to know such information to perform their duties and to carry out the purpose for which the information is provided to them. Clients can opt out of having their information included in certain types of analysis by contacting their Equities Sales Representatives. PRIVATE COUNTERPARTY INTERACTIONS. As described below in Part III, Item 14(a), Subscribers may enter into arrangements whereby they interact only with Subscriber-selected counterparties. As a result of these arrangements, the Subscribers in such an arrangement may be able to ascertain confidential trading information about one another based upon their activities within LX. Barclays views the entry into such an arrangement as consent by the Subscriber to the disclosure of its confidential trading information to the other parties during the existence of the arrangement.

Part II, Item 7(d):

The shared personnel described in response to Part II, Item 6(a) are the only persons who have access to Subscriber confidential trading information. The type of information that such personnel can access along with the reasons for such access is described in response to Part II, Item 6(a). Except as described in Part II, Item 7(b), ~~U~~unaffiliated third parties do not have access to Subscriber confidential trading information.

Part III, Item 7(a):

ORDER TYPES. LX accepts limit orders, pegged orders (including pegged orders with limit prices), and Conditional Orders. Each order type is available across all forms of connectivity. Limit orders are orders to buy or sell at a specific price or better. Pegged Orders are orders to buy or sell by reference to a market benchmark. Pegged orders in LX may be (i) "market pegged" so that an execution occurs at the far side of the NBBO spread, (ii) "primary pegged" so that executions occur on the passive side of the NBBO spread or (iii) "midpoint pegged", meaning pegged to the midpoint of the NBBO spread. LX will re-price pegged orders as the NBBO spread changes so that the relationship of the pegged order to the NBBO level is maintained. Conditional Orders are described in Part III, Item 9. LX does not accept market orders. LX does not route to other Trading Centers. All orders are time stamped at the time of receipt. Orders do not receive new time stamps unless modified (other than to reduce quantity) or canceled and resubmitted. TIME IN FORCE. The only time in force parameters accepted by LX are Day and Immediate or Cancel ("IOC"). OTHER PARAMETERS. Subscribers also have the option to set execution parameters based on their trading objectives on an order-by-order or default basis. These optional execution parameters include NoLockCross, MinQty, LeavesQtyasMinQty, TradewithOddLots ~~and~~ Add

Liquidity Only (ALO), and AllowConditionals (Conditional Eligible). The use of particular order types or parameters may affect the execution priority and the fill rate. NoLockCross: By default, LX does not cross midpoint peg orders during a locked market. Other peg and limit orders, however, can still execute. Subscribers may opt out of any locked market crossing for all their trades or on a trade-by-trade basis. Conversely, Subscribers may opt in to receiving midpoint executions in a locked market. MinQty: Subscribers have the ability to elect a minimum execution size for orders with which it will interact. LX will not execute an order with a minimum execution size parameter in place against contra-side interest that does not meet the minimum size requirement. Subscribers have the ability to elect the consequence of any leaves quantity falling below their elected minimum execution size (LeavesQtyasMinQty parameter). Subscribers can elect to have any such leaves quantity canceled back or to have their minimum execution size reset to be equal to that leaves quantity. If a Subscriber has elected to reset their minimum execution quantity election to be equal to that leaves quantity and such leaves quantity is an odd-lot, such leaves quantity will remain in the order book or be canceled back to the Subscriber according to the odd-lot settings applicable to that order (as described in Part III, Item 8(c)). Add Liquidity Only (ALO): Subscribers can select the ALO parameter when they want to have their order rest on the order book instead of the order being able to execute against contra interests that are already on the order book. AllowConditionals (Conditional Eligible): Conditional Eligible Firm Orders will trigger the sending of a Conditional Invitation if and when there is a contra-side Conditional Order in LX that is a potential match against the Conditional Eligible Firm Order. As a result, LX will send a message to the Conditional Order submitter indicating that a potential match has been found. The submitter of the Conditional Eligible Firm Order will not receive any indication that its Firm Order is a potential match for a Conditional Order. Firm Orders in LX that are not Conditional Eligible will not trigger the sending of a Conditional Invitation. Barclays' default configurations mark all Firm Orders being sent by Barclays' order router and algorithms as Conditional Eligible. If a Subscriber that routes to LX via Barclays' algorithms and/or order router opts out of the Conditional Eligible Firm Order functionality, that Subscriber will not be able to use Conditional Orders. For Subscribers using a direct connection to LX, Barclays will treat all Firm Orders with a time in force of Day as eligible to interact with Conditional Orders by default; Firm Orders with a time in force of IOC are marked not eligible to interact with Conditional Orders by default. Subscribers using a direct connection have the ability to designate a Firm Order's eligibility to interact with Conditional Orders on an order-by-order basis or as a change to their default trading profile. Subscribers using a direct connection to LX may opt out of using Conditional Eligible Firm Order functionality without affecting the Subscriber's ability to use Conditional Orders. The treatment of Conditional Eligible Firm Orders with a time in force of IOC is described further below. LX treats Conditional Eligible Firm Orders as any other Firm Orders sent to LX, including abiding by Effective Price/Tier/Time priority, based upon the time the Conditional Eligible Firm Order is received. The NoLockCross, MinQty, LeavesQtyasMinQty,TradewithOddLots and Add Liquidity Only (ALO), and AllowConditionals (Conditional Eligible) elections can be made on an order-by-order basis or as a default setting in the Subscriber's profile. To establish or make amendments to a profile, Subscribers can contact their Equities Sales Representative, request such settings through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. ORDER BOOK AND CANCELLATION. LX maintains a limit order book for each NMS Stock traded in the system. All orders executed by LX execute at or within the NBBO. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber, cancelled due to LeavesQtyasMinQty parameter, cancelled due to TradewithOddLots parameter or, if not canceled otherwise, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates orders with a time in force of IOC upon receipt. If a crossing opportunity is present at the time of receipt, LX will execute the IOC order. If an IOC order is a Firm Order marked not eligible to interact with Conditional Orders (not Conditional Eligible), and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders, other than Firm-Up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book). If an IOC order is a Conditional Eligible Firm Order, and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will be evaluated for any potential contra-side Conditional Order in LX match, and may trigger the sending of a Conditional Invitations. If the sending of a

Conditional Invitation is triggered at this time, then the Conditional Eligible IOC Firm Order will remain on the order book until it is either fully filled or until the expiration of the "match timer", as further described in Part III, Item 9. If the Conditional Eligible Firm Order with a time in force of IOC does not trigger the sending of a Conditional Invitation, the unexecuted quantity will automatically be cancelled back to the Subscriber.

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. The execution priority parameters apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity. See Part III, Item 11(c) for a more detailed description of the Execution Priority logic used by LX.

Part III, Item 9(a):

CONDITIONAL ORDERS. LX provides a process for negotiating trades based on conditional parameters, called the Conditional Order Negotiation. A Subscriber may initiate a Conditional Order Negotiation by submitting a Conditional Order. An order that is not a Conditional Order is referred to as a Firm Order. Subscribers may submit Conditional Orders to LX using a direct connection, Barclays' order router or Barclays' algorithms. Barclays' algorithms submit Conditional Orders directly to LX, bypassing Barclays' order router. Conditional Orders are not immediately executable but may match, following additional message interactions, against contra-side orders in LX. Conditional Orders will only interact with Firm Orders in LX marked as Conditional Eligible or with other Conditional Orders. Barclays' default client configuration provides for the use of Conditional Orders by both Barclays order router and algorithms. Barclays' default configurations also mark all Firm Orders sent by Barclays order router and algorithms to be marked Conditional Eligible. Clients may alter these settings by contacting their Equities Sales Coverage, adjusting their settings in Barclays SPECS system or by emailing the Barclays Service Desk at LXService@barclays.com. Such adjustments are usually effective within 24 hours. If a Subscriber that routes orders to LX via Barclays' algorithms and/or order router opts out of the Conditional Eligible Firm Order functionality, that Subscriber will not be able to use Conditional Orders. ~~Firm Orders sent to LX by Subscribers using a direct connection are not eligible to interact with Conditional Orders.~~ Conditional Orders describe the symbol, price, size, and side at which a Subscriber may be interested to trade. If and when there is a Conditional Eligible contra-side order in LX that could match against the Conditional Order, LX will send a message to the Conditional Order submitter indicating that a potential match has been found. This message is called a Conditional Invitation. The submitter of the Conditional Eligible Firm Order, however, will not receive any indication that its Firm Order is a potential match for a Conditional Order. Firm Orders in LX that are not Conditional Eligible will not trigger the sending of a Conditional Invitation. The Conditional Invitation describes the price, side and symbol of the potential match and includes a specific match ID. In addition to the above order characteristics, Barclays order router will receive the size (which is the smaller of the Conditional Order size and the potential contra-side order size) information. LX sends Conditional Invitations to the source of the relevant Conditional Order, whether direct connection, or Barclays' order router or algorithms. The dispatch of the Conditional Invitation also begins a "match timer" of 100ms, as further described below. The recipient of the Conditional Invitation may indicate its interest to match against the identified contra-side Conditional Eligible Firm Order by submitting a Firm-up Order. Subscribers must submit Firm-up Orders in compliance with Barclays' FIX specifications and Firm-up Orders must include all information included in a Firm Order plus the match ID that corresponds to the relevant Conditional Invitation. Firm-up Orders will match against the contra-side order identified in the Conditional Invitation so long as that contra-side order remains in the order book as of the time the matching engine receives the Firm-up Order. Firm-up Orders received by the matching engine after the identified contra-side order has either executed against an intervening order or been canceled will not execute against the identified contra-side order. LX treats Firm-up Orders as any other Firm Orders sent to LX, including abiding by Effective Price/Tier/time priority, based upon the time the Firm-up Order is received. The treatment of Firm-up Orders that do not cross against the identified contra-side order depends on the time in force for that Firm-up Order and whether the Firm-up Order was received before or after the expiration of the "match timer". A Conditional Order submitter may mark a Firm-up Order with a time in force of either IOC or Day. If a Firm-up Order does not cross against the identified contra-side order, Firm-up Orders with a time in force of IOC received prior to the expiration of the match timer, will remain on the order book until the match timer expires. LX will immediately cancel back to the submitter any Firm-up Orders with a time in force of IOC received after the expiration of the match timer unless another order resting on the book can execute against the Firm-up Order. For example, assume two Conditional Orders potentially match. LX will send Conditional Invitations to both Conditional Order submitters. One Conditional Invitation recipient sends a Firm-up Order 20ms and the other sends a Firm-up Order 110ms after the Conditional Invitations were dispatched. If no other potential matching orders are present in LX, first Firm-up Order will remain on the order book until the expiry of the match timer and then will be cancelled back. The second Firm-up Order will cancel back immediately because it was received by LX after the expiry of the match timer. Firm-up Orders with a time in force of Day will be posted on the order book even if submitted after the expiry of the match timer. Note that the limitations described above relate to all Conditional Orders. These limitations are in addition to the effect of any Counter-Party Selection criteria described in Part III, Item 14. Information about Conditional Orders posted to the LX order book is not shared with Barclays' order router (as discussed in Part II, Item 7(a) and Part III, Item 15(b)). LX does not support odd-lot order quantities on Conditional Orders (as discussed in Part III, Item 8).

Part III, Item 11(c):

LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day received from Subscribers are placed in the limit order book. LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. ~~If there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders, other than Firm-up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book).~~ If an IOC order is a Firm Order marked not eligible to interact with Conditional Orders (not Conditional Eligible), and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber (i.e., IOC orders, other than Firm-Up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book). If an IOC order is a Conditional Eligible Firm Order, and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will be evaluated for any potential contra-side Conditional Order in LX match, and may trigger the sending of a Conditional Invitation. If the sending of a Conditional Invitation is triggered at this time then the Conditional Eligible IOC Firm Order will remain on the order book until it is either fully filled or until the expiration of the match timer, as further described in Part III, Item 9. If the Conditional Eligible Firm Order with a time in force of IOC does not trigger the sending of a Conditional Invitation, the unexecuted quantity will automatically be canceled back to the Subscriber.

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays Trading Desks. When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO. The execution priority parameters described above apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity.

SHORT SALES. Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). LX will accept orders outside of the LULD bands; however, it will not execute if the calculated cross price is outside of the LULD bands. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD Plan, LX will not reject or cancel orders in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from the SIP via Exegy) and at least one execution has occurred on any other Trading Center.

LOCKED & CROSSED MARKETS. During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt-out of any locked market crossing for all their trades or on a trade-by-trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market. LX will not execute during a crossed market. Orders will reside on the order book until the crossed market has ended.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.

Part III, Item 14(a):

Subscribers can designate orders and trading interests not to interact with certain orders or trading interests in LX by several means. Subscribers can make these elections by contacting their Equities Sales Representative, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Barclays usually implements such requests within 24 hours of receipt. SELF DEALING. LX has in place functionality to prevent transactions in a security resulting from the unintentional interaction of orders originating from the same Subscriber identifier that involve no change in the beneficial ownership of the security. Subscribers with multiple identifiers must indicate whether the interaction of orders between these identifiers can occur. Subscribers that are registered broker-dealers with a single identifier must confirm whether Barclays may cross orders under the same identifier and that a change in beneficial ownership will occur. SEGMENTATION BASED BLOCKING. Subscribers have the ability to limit their interactions with other Subscribers based on the Subscriber segmentation categories of either (but not a combination of both) Liquidity Profiling or Subscriber Type as described in Part III, Item 13(a). A. LIQUIDITY PROFILING. Subscribers that send Posted Orders, whether directly to LX or through Barclays' algorithms or Barclays' order router, can block interactions with other Subscribers based on Liquidity Profiling. A Subscriber may customize its Posted Order interactions in LX by designating those Liquidity Profiling categories with which it does not wish to interact (e.g., block counterparties categorized as High alpha). Subscribers cannot use Liquidity Profiling to block interactions when taking liquidity from LX. B. SUBSCRIBER TYPE BLOCKING. As an alternative to Liquidity Profiling, Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)) may block one or more Subscriber Types (as defined in Part III, Item 13(a)) from interacting with their order flow (e.g., block counterparties categorized as ELPs). Barclays does not offer the Subscriber Type Blocking functionality to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. Unlike blocking by Liquidity Profiling category, which is only available to a Subscriber when providing liquidity, Subscriber Type Blocking is available to a Subscriber when providing liquidity, taking liquidity, or both. Barclays Institutional Clients & Client Algo/Router Users can use Subscriber Type Blocking for orders sent directly to LX or routed through Barclays' algorithms or Barclays' order router. Subscriber Type Blocking is an alternative to Liquidity Profiling. LX does not support the simultaneous application of Subscriber Type Blocking on an order-by-order basis and blocking by Liquidity Profiling category. INDIVIDUAL BLOCKING REQUESTS. Barclays Institutional Clients & Client Algo/Router Users may also request that Barclays suppress the interaction of their orders in LX with specific Subscribers. While Barclays will not confirm to a Subscriber whether an entity that it wishes to block is an LX Subscriber, Barclays will use commercially reasonable efforts to suppress interaction with the entity if it is a Subscriber. Barclays does not offer this type of counterparty restriction functionality to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. PRIVATE COUNTERPARTY INTERACTION REQUESTS. Subscribers may request that their orders only interact with one or more specific Subscribers (a "Private Counterparty Interaction"), thereby suppressing interaction with the remaining Subscribers in LX. In order to enable Private Counterparty Interaction, each Subscriber to the arrangement must submit a written request to their Equities Sales

Representative, or the Barclays Service Desk at LXService@barclays.com, indicating their desire to only interact with the designated Subscribers. Barclays will not fulfill Private Counterparty Interaction requests unless requests are made by all designated parties to the arrangement. A Subscriber to such Private Counterparty Interactions may request, in writing to their Equities Sales Representative or the Barclays Service Desk, to discontinue the arrangement without the notification or consent of the other parties to the arrangement. EVALUATION BASED BLOCKING. Barclays offers all Subscribers, including Barclays trading desks, the ability to contact Barclays to evaluate orders and/or transactions to determine if strategies of other Subscribers may be adversely affecting their interactions within LX. If Barclays determines that a certain Subscriber or group of Subscribers may be adversely affecting the Subscriber that inquired, Barclays will allow the Subscriber the ability to block further interactions with those Subscribers, without disclosing their identities. Note that a Subscriber can elect to block that Subscriber entirely or block a specific order type from interacting with that Subscriber. For example, Subscriber A could request that Subscriber A's IOC orders not interact with another Subscriber who Barclays has determined is adversely affecting Subscriber A's interactions, or could request that Barclays block all interactions between Subscriber A and the other Subscriber. MINIMUM TIME BLOCKING. As an alternative to the Subscriber Type Blocking and Liquidity Profiling described above, Barclays Institutional Clients & Client Algo/Router Users may elect to limit interactions with orders of Subscribers that access LX through a direct connection to those orders that have rested on the order book for a minimum duration or longer ("LX MinTime"). Any such restriction is limited to orders in LX entered utilizing a direct connection and would not restrict the client's interactions with any other order flow in LX that is entered by way of other means (e.g., Barclays' algorithms or order router). The LX MinTime length is set at one second. Barclays configures the MinTime length at its discretion and may periodically update it. Barclays Institutional Clients & Client Algo/Router Users can utilize this feature with firm order types, including Conditional Eligible Firm Orders. Such Subscribers cannot use LX MinTime for Conditional Orders (including the related Firm-Up Orders). Barclays Institutional Clients & Client Algo/Router Users cannot use LX MinTime in conjunction with blocking based on Subscriber Types or Liquidity Profiling categories (described above). Institutional Clients & Client Algo/Router User can, however, utilize LX MinTime in conjunction with a specific Subscriber block. If a client has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and the Subscriber enables LX MinTime, LX MinTime will apply, and blocking by Subscriber Type or Liquidity Profiling will no longer apply. Note that a contra-side order that is otherwise subject to, and has met, a Subscriber's LX MinTime requirement may have enabled a form of counterparty blocking that may suppress interactions with that Subscriber. LX MinTime has no effect on a Subscriber's interactions with Conditional Orders, including the related Firm-up Orders. For instance, for interactions with contra-side Conditional Orders, if a Barclays Institutional Clients & Client Algo/Router User has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and they enable LX MinTime, LX MinTime will not apply and only the default blocking will apply. ~~Note that this will only be applicable for clients that have enabled LX MinTime on their Barclays Algo/Router orders, as Firm Orders sent by Subscribers accessing LX directly are not eligible to interact with Conditional Orders.~~ See Conditional Order Negotiations and Conditional Eligible Firm Orders, in Part III, Item 9. If a Barclays Institutional Clients & Client Algo/Router User has blocked interactions with Barclays Principal Orders (as described below) or requested to block specific Subscribers (as described above), and has enabled LX MinTime for the order, all enabled blocking methods will apply. A Barclays Institutional Clients & Client Algo/Router User may use all three of these blocking formats. Barclays Institutional Clients that route directly to LX may elect to utilize LX MinTime on an order-by-order or default basis. A client that utilizes Barclays' order router and algorithms may utilize LX MinTime across all orders or on an individually configured basis depending on the client's execution objectives. Barclays does not offer this type of counterparty restriction to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. BARCLAYS PRINCIPAL ORDER BLOCKING. In addition to the counterparty restriction functionalities described above, Subscribers have the ability to restrict interaction with all Barclays orders with an order capacity marked as principal. Please note, however, that if a Subscriber elects this restriction, it will also be restricted from interacting with all Barclays' Affiliates' order flow in LX (whether such Affiliate is trading as principal or agent for its clients). POTENTIAL EFFECT OF COUNTERPARTY SELECTION FUNCTIONALITIES. The counterparty selection functionalities described above may result in reduced execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers. The purpose of the counterparty restriction functionality is to allow Subscribers more control over the execution of their orders. Each Subscriber has its own execution objectives. Such objectives might include (but are not limited to), maximizing fill rates, limiting adverse selection, and interacting only with specific Subscriber Types. For example, a Subscriber may disable interaction with Barclays' principal order flow, Subscribers that are categorized as High alpha under Liquidity Profiling, or with specific Subscriber Types. Each Subscriber determines whether it will use any counterparty restriction functionality available to them. Barclays reserves the right to deny Subscribers' access to any counterparty selection functionality described above.

Part III, Item 20(a):

LX will not cross orders during a regulatory halt or when Barclays has elected, for any reason, to suspend trading in a particular symbol. REGULATORY HALT. The matching engine will automatically stop trading in the affected instrument any time LX receives an instrument status of "HALTED" (regulatory halt). The matching engine will not resume trading in the affected symbol until it receives an OPEN status signal, the LULD trading band and evidence of a trade executed in that symbol on a different Trading Venue. BARCLAYS INITIATED HALT. Barclays may initiate a trading halt in any instrument for any reason, including the suspension of individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. Barclays can initiate discretionary trading halts by either "disabling trading" of an instrument or using a "SafetyCatch". Either method may be applied to individual securities or to all securities within LX. If Barclays disables trading in a symbol, LX will cancel all open orders and reject all new orders in that symbol. During any regulatory halt and during a suspension of trading as a result of a SafetyCatch, LX permits orders to remain on the order book and it will continue to accept new Day orders and order cancellations and modifications. IOC orders (including Firm-up Orders and Conditional Eligible Firm Orders with a time in force of IOC as described in Part III, Item 9) will be cancelled back. Effective Price/Tier/time will be utilized for determining the priority for any resting orders when trading commences based on the time at which they were accepted (even during a suspension of trading). Pegged orders (including pegged orders with limit prices) are priced according to the current market data and maintain their time priority in the limit order book even if they are re-priced as a result of changes in the NBBO. Barclays will make reasonable efforts to notify Subscribers electronically in the event of a suspension or stoppage of trading.